DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209-3600 T 410.580.3000 F 410.580.3001 W www.dlapiper.com

JASON C. HARMON jason.harmon@dlapiper.com T 410.580.4170 F 410.580.3170

CONFIDENTIAL TREATMENT REQUESTED
 BY LAUREATE EDUCATION, INC.
UNDER 17 C.F.R. §§ 200.80(b)(4) and 200.83

November 24, 2015

via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Registration Statement on Form S-1
Filed October 2, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in response to a request by the staff of the Division of Corporation Finance (the “Staff”) to include certain information in the Company’s comment response letter dated November 19, 2015 that was previously provided supplementally to the Staff in response to comment numbers 33 and 34.

Note 8. Goodwill and Other Intangible Assets, page F-64

33.                               Please provide us with a breakdown of your trade name and accreditation assets by country.

Response:

The Company advises the Staff that the table below contains a breakdown of its tradename and accreditation assets by country. This information supplements the Company’s response to comment number 33 contained in its comment response letter to the Staff dated November 19, 2015.

(Dollar amount in thousands) Country	As of December 31, 2014
United States	$ [***	]
Netherlands	[***	]*
Brazil	[***	]
Mexico	[***	]
Chile	[***	]
Spain	[***	]
Peru	[***	]
Switzerland	[***	]
China	[***	]
India	[***	]
Turkey	[***	]
Cyprus	[***	]
Costa Rica	[***	]
France	[***	]
Honduras	[***	]
Malaysia	[***	]
Germany	[***	]
Italy	[***	]
Australia	[***	]
New Zealand	[***	]
Thailand	[***	]

Laureate Education, Inc.	$1,461,762

*                 Amount represents Laureate Network Tradename and does not include any accreditation value as we do not operate any institutions in the Netherlands.

34.                               We note from your disclosures in note three of the financial statements that on January 22, 2014, you received final notification from the National Accreditation Commission that UDLA Chile’s institutional accreditation would not be renewed. Please tell us in more detail about the effect that the non-renewal has had and is expected to have on enrollment, student persistence, collectability of student receivables and your results of operations and related assets. Please explain the accreditation process to us and your basis for the assumption that UDLA Chile will be reaccredited in 2016. In this regard, tell us what factors you expect will persuade the National Accreditation Commission to reinstate UDLA Chile’s accreditation in

[***] Confidential Treatment Requested by Laureate Education, Inc. under 17 C.F.R. §§ 200.80(B)(4) and 200.83.

2016.

Response:

The Company advises the Staff that the table below summarizes the percentage change in certain key items from the Company’s performance in 2013 prior to the loss of accreditation versus the outlook for 2014, 2015 and 2016, used to calculate the 2014 impairment loss recorded for UDLA Chile. This information supplements the Company’s response to comment number 34 contained in its comment response letter to the Staff dated November 19, 2015.

	2013A	2014F		2015F		2016F
New Enrollment	100%	[***	]%	[***	]%	[***	]%
Total Enrollment	100%	[***	]%	[***	]%	[***	]%
Revenue per Student	100%	[***	]%	[***	]%	[***	]%
Revenue	100%	[***	]%	[***	]%	[***	]%

As a result of the decline in the forecast for certain revenue key metrics reflected in the table, the Company expected losses and cash flow deficits during the unaccredited period.  Therefore, the Company recorded impairments related to its “Tradenames and accreditations” intangible assets of $22.0 million and $16.4 million in 2013 and 2014, respectively.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:                                Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.

DLA Piper LLP (US)

[***] Confidential Treatment Requested by Laureate Education, Inc. under 17 C.F.R. §§ 200.80(B)(4) and 200.83.

Gary Horowitz, Esq.
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP